Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City Finance Limited Announces

Proposed Senior Notes Offering

Macau, Tuesday, July 7, 2020 – Studio City Finance Limited (“Studio City Finance”) today announces that it proposes to conduct an international offering of senior notes in one or more tranches (the “Notes” and such offering, the “Notes Offering”). Studio City Finance is a wholly-owned subsidiary of Studio City International Holdings Limited (“SCIHL”).

The Notes are proposed to be general obligations of Studio City Finance, ranking equally with all of Studio City Finance’s existing and future senior indebtedness. The Notes are proposed to be guaranteed (the “Note Guarantees”) by all of Studio City Finance’s existing restricted subsidiaries on a senior basis. SCIHL will not be a guarantor of the Notes.

The interest rate and other terms of the Notes will be determined at the time of pricing of the Notes Offering. Completion of the proposed Notes Offering of the Notes is subject to market conditions and investor interest. As no binding agreement in relation to the proposed Notes Offering of the Notes has been entered into as at the date of this press release, the proposed Notes may or may not be issued. The net proceeds from the Notes Offering will be used to redeem in full by Studio City Company Limited (“Studio City Company”), a wholly-owned subsidiary of Studio City Finance, of the outstanding 2016 7.250% senior secured notes due 2021 issued by Studio City Company (the “Existing Notes”), pay the fees and costs related to the proposed Notes Offering and the redemption of the Existing Notes and partially fund the capital expenditures of the remaining project for Studio City.

The Notes and the Note Guarantees are being proposed to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in reliance on Regulation S under the Securities Act. The proposed Notes and the Note Guarantees have not been and will not be registered under the Securities Act or under the securities laws of any state or other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state laws. Studio City Finance does not intend to register any portion of the offering of the proposed Notes and the Note Guarantees in the United States.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press includes information that is issued pursuant to and in accordance with Rule 135c under the Securities Act.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the beliefs and expectations of Studio City Finance or Studio City Company, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) the anticipated growth strategies of Studio City Finance and Studio City Company, (v) gaming authority and other governmental approvals and regulations, and (vi) future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the Notes offering documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Studio City Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com